Exhibit 4.4

COTTONWOOD COMMUNITIES, INC.

FORM OF MULTIPLE CLASS PLAN

This MULTIPLE CLASS PLAN (the “Plan”) is adopted by the Board of Directors (the “Board”) of Cottonwood Communities, Inc., a Maryland corporation (the “Company”) pursuant to its charter, as amended and supplemented from time to time (the “Charter”), to set forth the method by which distributions among classes of Common Stock shall be determined relative to each other. Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Classes of Common Stock. The Charter authorizes the issuance of five classes of Common Stock: Class T Common Stock, Class D Common Stock, Class I Common Stock, Class A Common Stock and Class TX Common Stock.

2. Distribution Fees. In connection with the Company’s offerings of Common Stock, the Company has agreed to pay the Dealer Manager certain Distribution Fees with respect to its shares of Class T Common Stock and Class D Common Stock. Subject to Financial Industry Regulatory Authority, Inc. limitations on underwriting compensation, the Company will pay the Dealer Manager Distribution Fees:

(a)

with respect to the Company’s outstanding Class T Common Stock, equal to 0.85% per annum of the aggregate net asset value of the Class T Common Stock outstanding, consisting of an advisor distribution fee and a dealer distribution fee; and

(b)	with respect to the Company’s outstanding Class D Common Stock, equal to 0.25% per annum of the aggregate net asset value of the Class D Common Stock outstanding.

Such Distribution Fees are payable monthly in arrears. The net asset value of the Class T Common Stock, Class D Common Stock, Class I Common Stock, Class A Common Stock and Class TX Common Stock will be calculated as described in the most recent Valuation Guidelines. The Company does not pay Distribution Fees with respect to its outstanding Class I Common Stock, Class A Common Stock or Class TX Common Stock.

3. Allocation of Distribution Fees. The Distribution Fees listed above are allocated to stockholders on a class-specific basis and are borne by all holders of the applicable class. The Distribution Fees may differ for each class of Common Stock, even when the net asset value per share of each class is the same. As described below, normally, the Company intends that the payment of the class-specific Distribution Fees by the Company and the allocation of them to stockholders will result in different amounts of distributions being paid with respect to each class of Common Stock. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to the Company’s Valuation Guidelines, the class-specific fee allocations may lower the net asset value of a class of Common Stock. Therefore, as a result of the different ongoing Distribution Fees allocable to each class of Common Stock, each class of Common Stock could have a different net asset value per share. If the net asset value per share of the Company’s classes of Common Stock are different, then, pursuant to the Company’s Valuation Guidelines, changes to its assets and liabilities that are allocable based on net asset value may also be different for each class.

4. Distributions. Distributions on Common Stock are made on all classes of Common Stock at the same time. The per share amount of distributions on Class T Common Stock, Class D Common Stock, Class I Common Stock, Class A Common Stock and Class TX Common Stock differs because of different class-specific Distribution Fees that are deducted from the gross distributions for each share class. The Company uses the record share method of determining the per share amount of distributions on each class of Common Stock, although the Board may choose other methods. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (AICPA). Under this method, the amount to be distributed on shares of Common Stock is increased by the sum of all class-specific Distribution Fees accrued for such period. Such amount is divided by the number of shares of Common Stock outstanding on the record date. Such per share amount is reduced for each class of Common Stock by the per share amount of any class-specific Distribution Fees allocable to such class.